United States securities and exchange commission logo





                            October 29, 2021

       Theresa E. Wagler
       Chief Financial Officer
       Steel Dynamics, Inc.
       7575 West Jefferson Blvd
       Fort Wayne, IN 46804

                                                        Re: Steel Dynamics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
October 14, 2021
                                                            File No. 000-21719

       Dear Ms. Wagler:

              We have reviewed your October 14, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021, letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       33

   1. We note your response to prior comment 2, and reissue our comment. Your statement that you have not
experienced any material indirect consequences of climate-related regulation or business trends
appears to be conclusory without providing sufficient detail. Please provide us with
additional support for your conclusion, including with regard to the individual items noted
in our prior comment.
 Theresa E. Wagler
FirstName  LastNameTheresa E. Wagler
Steel Dynamics, Inc.
Comapany
October 29,NameSteel
            2021     Dynamics, Inc.
October
Page  2 29, 2021 Page 2
FirstName LastName
2. Your response to prior comment 2 indicates that your products are produced by technology that generates lower greenhouse gas emissions than many of your competitors, yet you have not experienced significant price premiums for your products. Please describe how you analyzed prices and determined whether premiums were significant. Please also tell us what consideration you gave to providing disclosure
         regarding opportunities resulting from increased demand for goods that generate lower greenhouse gas emissions than competing products.
3. Your response to prior comment 3 indicates that you have not experienced any material weather-related damages to your property or operations, or a lack of availability or material increase in your insurance programs. Please provide information in support of your conclusions. Describe the weather-related damages you have experienced and the impact on your business, financial condition, and results of operations. Explain how you analyzed materiality and, to the extent you quantified amounts such as weather-related damages and/or changes in the cost or availability of insurance, please provide us with your quantification analysis.
       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing